

September 18, 2014

Via E-mail
Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants Inc.
601 Corporate Circle
Golden, CO 80401

> **Re: Good Times Restaurants Inc.**
> **Post-Effective Amendment no. 1 to Form S-1**
> **Filed September 3, 2014**
> **File No. 333-188183**

Dear Mr. Hoback:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

Risks Relating to Prior Securities Issuances, page 6

Issuances of our securities are subject to federal and state securities laws, page 6

1. Please revise this risk factor and related caption to clarify, if true, that rescission rights described here relate to the sales of shares using a prospectus that did not meet the requirements of Section 10(a)(3) of the Securities Act of 1933.

2. Please tell us whether you incurred a contingent liability associated with the rescission rights with respect to sales of the underlying common shares issued upon the exercise of A Warrants. If so, please disclose the amount and provide us your analysis in deriving it. If not, please tell us your basis why it is not necessary.

Boyd E. Hoback
Good Times Restaurants Inc.
September 18, 2014
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

       Sincerely,

       /s/ J. Nolan McWilliams

       J. Nolan McWilliams
       Attorney-Advisor

cc: Via E-mail
       Roger Cohen, Esq.